Exhibit 99.10
CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS
We consent to the inclusion in this Annual Report on Form 40-F of our report dated November 25, 2003, with respect to the consolidated statements of income, changes in shareholders’ equity and cash flows of Bank of Montreal for the year ended October 31, 2003, prior to an adjustment for changes in the Bank’s accounting policy relating to the reclassification of financial instruments as liabilities and equity, which was audited by the successor independent registered chartered accountants and is described in Note 20 to the consolidated financial statements as at and for the year ended October 31, 2005.

Signed “KPMG LLP”	Signed “PricewaterhouseCoopers LLP”

Chartered Accountants	Chartered Accountants
Toronto, Canada
November 25, 2003